Office of International Corporate Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 USA Attention: Mr. Gabriel Eckstein	Allen & Overy LLP Haus am OpernTurm Bockenheimer Landstrasse 2 60306 Frankfurt am Main Germany Postbox 100 123 60001 Frankfurt am Main

September 22, 2023

Re: Oesterreichische Kontrollbank Aktiengesellschaft

Registration Statement under Schedule B

Filed August 8, 2023

File No. 333-273783

Form 18-K for the Fiscal Year Ended December 31, 2022

Filed August 8, 2023

File No. 333-134038

Dear Mr. Eckstein:

Thank you for your comments on the Registration Statement on Schedule B filed by Oesterreichische Kontrollbank Aktiengesellschaft (the “Bank”) and the Republic of Austria (the “Republic”) on August 8, 2023 (the “Registration Statement”) and on the Annual Report on Form 18-K for the fiscal year ended December 31, 2022 filed by the Bank and the Republic on August 8, 2023 (the “Annual Report”). Set forth below are the Bank’s and the Republic’s responses to the Staff’s comments. For ease of reference, the Staff’s comments are repeated in bold-face type below, followed by the Bank’s and the Republic’s response to the comment.

On the date hereof, the Bank and the Republic have filed Amendment No. 1 to the Annual Report on Form 18-K for the fiscal year ended December 31, 2022 (the “Amended Annual Report”) electronically via EDGAR.

Registration Statement under Schedule B

Item 11. Estimated Expenses, page 40

1. We note that this disclosure is under the caption “Information Not Required in Prospectus.” The disclosure appears to include legal and other similar expenses in connection with the offering in response to paragraph (10) of Schedule B. Section 10(a)(2) of the Securities Act, however, requires a prospectus to include the information in paragraph (10). Please advise.

The Bank and the Republic respectfully submit that the disclosure in this item is included in response to paragraph (11) of Schedule B and consists of the amount or estimated amounts of expenses other than commissions as specified in paragraph (10) of Schedule B. Information in answer to paragraph (11) of Schedule B may be omitted from the prospectus pursuant to Rule 492 under the Securities Act.

Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is authorised and regulated by the Solicitors Regulation Authority of England and Wales (SRA number 401323). The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications. A list of the members of Allen & Overy LLP and of the non-members who are designated as partners is open to inspection at its registered office, One Bishops Square, London E1 6AD and at the above address.

Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Bangkok, Beijing, Belfast, Boston, Bratislava, Brussels, Budapest, Casablanca, Dubai, Dublin, Düsseldorf, Frankfurt, Hamburg, Hanoi, Ho Chi Minh City, Hong Kong, Istanbul, Jakarta (associated office), Johannesburg, London, Los Angeles, Luxembourg, Madrid, Milan, Munich, New York, Paris, Perth, Prague, Rome, San Francisco, São Paulo, Seoul, Shanghai, Silicon Valley, Singapore, Sydney, Tokyo, Warsaw, Washington, D.C.

There are no commissions paid or to be paid, directly or indirectly, by the Bank to any underwriters in connection with the Registration Statement and therefore no disclosure in response to paragraph (10) of Schedule B is included in the prospectus in the Registration Statement. Following the effectiveness of the Registration Statement, if the Bank sells any securities to which the Registration Statement relates in any transaction in which any commissions are to be paid to underwriters, the disclosure required by paragraph (10) of Schedule B will be included in the applicable prospectus supplement and/or pricing supplement.

Form 18-K

Exhibit (d)

The Economy

Energy, page 135

2. To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data. We note, for example, that the latest data in the table on page 135 are through 2021. We also note the reference in the last sentence of the second paragraph on page 145 to data from November 30, 2022 and the reference to footnote (1) in the table on page 152 indicating that numbers are in draft form.

The Bank and the Republic confirm that, to the extent possible, all statistics and information in the Registration Statement and the Amended Annual Report include the most recent available data.

With respect to the data in the table on page 135 of Exhibit (d) to the Annual Report disclosing domestic production and consumption of primary energy, the Bank and the Republic respectfully advise the Staff that the data from 2021 is the most recent available data.

The Bank and the Republic have updated the disclosure regarding displaced persons from Ukraine in the last sentence of the second paragraph on page 145 of Exhibit (d) to the Amended Annual Report to include data as of August 1, 2023.

The Bank and the Republic have included the latest available federal budget data for 2022 in the table on page 152 of Exhibit (d) to the Amended Annual Report. In accordance with Austrian law, the federal accounts are considered final when they have been audited by the Austrian Court of Audit (Rechnungshof) and approved by the Nationalrat. The federal accounts for 2022 have been audited by the Rechnungshof, but are not yet approved by the Nationalrat, and are therefore considered to be in preliminary, or draft, form as indicated in footnote (1) to the table.

3. You disclose in the last paragraph of this section that Austria is reducing its dependence on gas imports from Russia, which supplies four-fifths of its natural gas. This appears to be one of the more significant risks to the economy. Please expand your disclosure to discuss with greater specificity the effects of such dependence in light of the war with Ukraine as well as the steps being taken to reduce reliance on Russian gas. Also discuss the impact that the war and your efforts to diversify gas supply will have on economic growth.

In response to the Staff’s comment, the Bank and the Republic have expanded the disclosure on page 136 of Exhibit (d) to the Amended Annual Report.

Labor and Social Legislation, page 137

4. We note the 4.8% unemployment rate. Please consider expanding your disclosure to discuss the trend in the total working hours and to describe the interrelationship with the unemployment rate.

In response to the Staff’s comment, the Bank and the Republic have expanded the disclosure on page 137 of Exhibit (d) to the Amended Annual Report.

5. We refer you to the second table on page 138. Please clarify whether the time series break that you mention immediately below the table had an effect on the data in the table.

In response to the Staff’s comment, the Bank and the Republic have clarified on page 138 of Exhibit (d) to the Amended Annual Report that the time series break in 2021 had no effect on the data in the table.

Foreign Direct Investments, page 139

6. Please refer to the last sentence in this section and consider expanding the disclosure to clarify the activities that accounted for the 1.7% increase in foreign direct investment, if material. You appear to only mention the largest contributors.

In response to the Staff’s comment, the Bank and the Republic have expanded the disclosure on page 139 of Exhibit (d) to the Amended Annual Report.

We trust the foregoing responds adequately to the Staff’s comments. If you have any additional comments or questions, please do not hesitate to contact the undersigned at telephone +49 69 2648 5405 or e-mail marc.plepelits@allenovery.com.

Sincerely yours,

/s/ Marc O. Plepelits

Marc O. Plepelits

cc:	Maximilian Plattner
Oesterreichische Kontrollbank Aktiengesellschaft
Mag. Christoph Kreutler
Ministry of Finance of the Republic of Austria
Leo Borchardt
Davis Polk & Wardwell London LLP

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